UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Invesco High Income 2024 Target Term Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46136K105
(CUSIP Number)

10/25/24
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  46136K105


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors, LLP

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
0
6. Shared Voting Power
294,474
7. Sole Dispositive Power
0
8. Shared Dispositive Power
294,474

9. Aggregate Amount Beneficially Owned by Each Reporting Person
294,474 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
3.35%

12. Type of Reporting Person (See Instructions)
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
0
6. Shared Voting Power
557,706
7. Sole Dispositive Power
0
8. Shared Dispositive Power
557,706

9. Aggregate Amount Beneficially Owned by Each Reporting Person
557,706 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
6.35%


12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
0
6. Shared Voting Power
557,706
7. Sole Dispositive Power
0
8. Shared Dispositive Power
557,706

9. Aggregate Amount Beneficially Owned by Each Reporting Person
557,706 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
6.35%


12. Type of Reporting Person (See Instructions)
IN



Item 1.
(a) The Name of the Issuer is:
Invesco High Income 2024 Target Term Fund

(b) The Address of the Issuer's Principal Executive Office is:
1555 Peachtree Street, N.E.
Atlanta, GA 30309

Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLP, Phillip Goldstein and Andrew Dakos


(b) The address of principal place of business and principal office is:
250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  46136K105

Item 3.
This amendment is filed pursuant to 240.13d-2(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 294,474
(b) Percent of class: 3.35%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:0
(ii) Shared power to vote or to direct the vote: 294,474
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 294,474

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ___.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLP, and other accounts for which Messrs. Dakos and Goldstein are deemed to be the beneficial owners, are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
N/A


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/ Phillip Goldstein
Name:  	Phillip Goldstein
Date:  	October 28 2024

By:  	/s/ Andrew Dakos
Name:  	Andrew Dakos
Date:   October 28 2024



Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner
Date: October 28 2024